Exhibit 99.1

Postmedia Network Announces the Sale of
1450 Don Mills Road in Toronto

TORONTO--(BUSINESS WIRE)--June 26, 2012--Postmedia Network Canada Corp. (“Postmedia” or the “Company”) today announced that it has entered into an agreement with The Rose & Thistle Group Ltd. to sell the real estate property located at 1450 Don Mills Road in Toronto. The building currently houses Postmedia’s corporate head office and the National Post. The purchase price is $24 million and the net proceeds of the sale will be used for debt repayment.

The agreement may be terminated by Postmedia if it has not, to its satisfaction, agreed on a lease for new space with a new landlord within 30 days.

The transaction is expected to close on September 28, 2012. The agreement includes a lease-back of the property to Postmedia for 18-24 months while new accommodations are readied for the relocation.

About Postmedia Network Canada Corp.

Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B), is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

Forward-Looking Information

This press release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others, statements regarding the closing of the transaction to sell real estate located at 1450 Don Mills Road in Toronto and the repayment of debt. Due to these risks and uncertainties, reliance should not be placed on any forward-looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

CONTACT:
Postmedia Network Canada Corp.
Media Contact
Phyllise Gelfand
Vice President, Communications
(416) 442-2936
pgelfand@postmedia.com
or
Investor Contact
Doug Lamb
Executive Vice President and Chief Financial Officer
(416) 383-2325
dlamb@postmedia.com